News Release
TSX:RMX | NYSE AMEX:RBY April 12, 2010

More High-Grade Gold from Rubicon’s F2 Gold System, Red Lake, Ontario
- includes 0.70 oz/ton gold over 18.0 feet at depth, 2.56oz/ton gold over 4.9 feet -
- seven drill rigs turning -

Rubicon Minerals Corporation (RMX:TSX: | RBY:NYSE-AMEX) is pleased to provide an update of the latest diamond drilling results from its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. New drill results, focused in the central and northern parts of the F2 Gold System, continue to intersect numerous high-grade and broad gold-bearing intervals which further expand the system where approximately 116,000 metres of drilling has been completed to date (see news releases since March 12, 2008 and www.rubiconminerals.com for details). Ongoing exploration is part of a 158,000 metre drill program aimed at testing and infilling a 1200-metre by 1600-metre target area, referred to as the ‘9X drill plan’. Significant new drill results are summarized below and all new results are presented in Table 1 and Figures 1 and 2.

Central Area – significant new intercepts at 926 metres below surface

Underground drill hole 122-56 intersected an impressive 0.70 oz/ton gold over 18 feet (24.0 g/t gold over 5.5 metres), part of a broader zone which grades 0.22 oz/ton gold over 86.6 feet (7.7 g/t gold over 26.4 metres). This intercept is noteworthy for the presence of a significant amount of needle-like arsenopyrite +/- visible gold. Arsenopyrite is well documented at other deposits in the Red Lake gold camp but to date has been a very minor to absent constituent in the F2 Gold System. The new intercept at 926 metres below surface and, along with other holes reported below, fills in part of target area 2 (Table 1 and Figure 2) and provides confidence that significant gold intercepts now extend from surface to over 1437 metres below surface in the central part of the F2 Gold System. With the recent initiation of drilling from the 305 metre level underground, drill access to deeper parts of the system will be enhanced.

Northern Extension Area – System beginning to show extension to depth

Underground drill hole F2-88 intersected 0.22 oz/ton gold over 39.0 feet (7.6 g/t gold over 11.9 metres) including 0.75 oz/ton gold over 6.6 feet (25.8 g/t gold over 2.0 metres) at a depth of 614 metres below surface in target area 6 (see Table 1 and Figures 1 and 2). This intercept is significant since it is the deepest intercept in the northern target area to date. Other new drilling between 150 metres and 400 metres below surface continues to fill in shallow to moderate depths in target area 4 (Table 1 and Figure 2). Highlights include 2.56 oz/ton gold over 4.9 feet (87.6 g/t gold over 1.5 metres) in surface hole F2-89.

New intercept midway between the F2 corridor and the F2 Hanging Wall

Underground drill hole 122-48 intersected two shallow narrow high grade intervals of 1.26 oz/ton gold over 1.6 feet (43.3 g/t gold over 0.5 metres) and 3.75 oz/ton gold over 1.6 feet (128.6 g/t gold over 0.5 metres) approximately 25 metres apart at depths of 315 and 336 metres below surface, respectively. These intercepts are in a new area between the main F2 corridor and the hanging wall sequence and are associated with felsic intrusive, and silica altered and brecciated ultramafics units. Although more drilling is required, these intercepts are further evidence of the very robust nature and multiple zones present in the F2 Gold System.

“The more we drill, the more gold-bearing intercepts we see. We now have seven rigs turning testing a number of target areas and look forward to the next installment in our systematic exploration of the F2 Gold System as we await the commencement of drifting to the F2 Core Zone scheduled for June of 2010” said David Adamson, President and CEO.

Table 1:  Assay Results
Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Width (m)	Gold (oz/t)	Width (ft)	9X Target Area
122-46	134	3.4	6.1	0.10	20.0	3
122-46B	134	3.2	4.9	0.09	16.1	3
122-46B	164	16.8	0.9	0.49	3.0	3
122-47	513	7.3	2.0	0.21	6.6	2
122-47	660	16.0	0.7	0.47	2.3	2
122-48	315	43.3	0.5	1.26	1.6	1
122-48	336	128.6	0.5	3.75	1.6	1
122-48	699	10.7	1.0	0.31	3.3	2
122-49	335	11.5	1.0	0.34	3.3	1
122-49	744	3.0	10.0	0.09	32.8	2
122-51	500	8.5	1.3	0.25	4.3	1
122-51	588	87.5	0.5	2.55	1.6	2
122-51	595	6.1	2.3	0.18	7.5	2
122-56	926	7.7	26.4	0.22	86.6	2
incl.	919	24.0	5.5	0.70	18.0	2
And Incl.	917	100.5	0.5	2.93	1.6	2
F2-86	Anomalous
F2-86B	605	3.2	4.3	0.09	14.1	6
F2-86B	620	3.3	6.6	0.10	21.6	6
F2-87	No significant assays
F2-88	227	3.3	4.0	0.10	13.1	4
F2-88	285	3.3	6.7	0.10	22.0	4
F2-88	366	6.6	3.0	0.19	9.8	4
F2-88	611	7.6	11.9	0.22	39.0	6
incl.	610	28.2	0.5	0.82	1.6	6
Or	614	25.8	2.0	0.75	6.6	6
F2-89	264	87.6	1.5	2.56	4.9	4
incl.	264	129.6	1.0	3.78	3.3	4
F2-89	294	4.2	3.2	0.12	10.5	4
Holes with the prefix ‘122’ were drilled from underground, all other holes are drilled from surface. Assays are uncut. Results satisfy the following criteria:
>10.0 gram gold x metre product and >3.0 g/t gold.   A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.4% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Figure 1: F2 Gold System Plan Map

Figure 2:  Composite Long Section Looking Northwest and 9X Target Area Outlines

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs in this release were supervised by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered.  In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

PR10-06    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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